INTEGRATED PAVING CONCEPTS INC.
102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 • Internet: www.streetprint.com

LAURA WILLIAMS, ASSISTANT CONTROLLER
Direct Telephone Extension: 249 • Email: laura.williams@streetprint.com

03037786

03 DEC -1 AM 7:21

November 17, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA

SUPPL

Dear Sirs;

Re: Integrated Paving Concepts Inc. (the "Company")
Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934
Your File No.: 82-3956

We enclose, for filing, a copy of the Company's News Release dated November 17, 2003.

Yours very truly,

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

Laura Williams
Assistant Controller

llw
Enclosure

dw 12/1

INTEGRATED PAVING CONCEPTS INC.

NEWS RELEASE

For Immediate Release
TSE Symbol – IPA

VP Finance Resignation

Vancouver, BC, November 17, 2003 - Integrated Paving Concepts Inc. (Symbol – IPA) announces that Mr. Dereck Hamada resigned as the company's Vice President Finance and Administration on November 14, 2003. Mr. Hamada has resigned to pursue a new employment opportunity.

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Integrated Paving Concepts Inc. is an industrial technology company based in BC, Canada that manufactures and distributes products for the paving industry. The company's principal product is StreetPrint Pavement Texturing, a patented system that is marketed through the company's Licensed Applicator network throughout North America, and Master Licensees in countries throughout the world.

For more information contact:

Clark Quintin, President & CEO
Phone: (604) 574-7510. Ext. 230
Email: clark.quintin@streetprint.com
Internet: www.streetprint.com

Integrated Paving Concepts Inc.:

Symbol: IPA
The Toronto Stock Exchange